CALAMOS INVESTMENT TRUST

J. Christopher Jackson

Calamos Investments LLC

2020 Calamos Court

Naperville, IL 60563-2787

(630) 245-8394

August 23, 2016

Ms. Lisa N. Larkin

Ms. Megan Miller

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File No. 333-212683) (the “Registrant”)

Dear Ms. Larkin and Ms. Miller:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on August 16, 2016 in connection with the above-referenced registration statement on Form N-14 (the “Registration Statement”), filed with the Commission pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), on July 26, 2016. The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment. Please provide an analysis of the factors the Registrant considered in determining which Fund should be the accounting survivor in the Reorganization of Calamos Long/Short Fund (“Long/Short”) into Calamos Phineus Long/Short Fund (“Phineus”), as set forth by the Staff in North American Security Trust 1993 SEC No-Act. LEXIS 876 (pub. avail. Aug. 5, 1994) (the “NAST Letter”).

Response. The NAST Letter sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions;

expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

The Registrant believes, and as approved by the Phineus and Long/Short Board of Trustees, that the combined fund resulting from the Reorganization will more closely resemble Phineus, and therefore Phineus should be considered the accounting survivor of the Reorganization, for the following reasons:

•	While Long/Short and Phineus have similar investment strategies, investment objectives and investment restrictions, the combined fund will more closely resemble Phineus in that it will have greater flexibility in implementing its strategy, including with respect to its investments in foreign securities, its ability to hold more concentrated positions and its ability to focus on specific industry sectors. The share classes and expense structures of the two Funds are substantially the same, except that Long/Short has an “R” class that is to be merged into the Phineus Class “I” share class as part of the Reorganization.

•	Michael Grant will be the primary portfolio manager of the combined fund. Mr. Grant was the primary portfolio manager of Phineus prior to the Reorganization, and was not, prior to October 5, 2015 involved in the management of Long/Short. Both Funds are managed by similar portfolio management teams with Michael Grant having significant day to day management responsibilities. This is borne out by comparing the portfolios of the Funds, which have significant overlap.

•	While the Funds’ respective portfolios have significant overlap, Long/Short currently manages a somewhat larger asset base than Phineus. Phineus has experienced asset growth in the period since its launch as a registered investment company (including investments by the Adviser and/or its affiliates), while Long/Short has experienced steady decreases in assets (which redeemed assets include assets invested by the Adviser and/or its affiliates).

2.	Comment. In the sixth paragraph under the question “How do the Funds’ fees and expenses compare?” please explain why an effective management fee is not disclosed for the Reorganization of Long/Short into Phineus, as it is for the Reorganization of Calamos Focus Growth Fund (“Focus Growth”) into Calamos Growth Fund (“Growth”) in the previous paragraph.

Response. An effective fee rate is not disclosed for the Phineus Reorganization because, as of the date of its initial offering, Phineus had not yet reached a breakpoint by which an effective rate would be disclosed in its prospectus.

3.	Comment. In the shareholder fee tables under the question “How do the Funds’ fees and expenses compare?” please indicate which fund is the target fund, which is the acquiring fund, and that pro forma expenses represent the combined fund in the table headers.

Response. The requested change has been made.

4.	Comment. Please represent to the staff that fees and expenses disclosed in the shareholder fee tables under the question “How do the Funds’ fees and expenses compare?” are current.

Response. The Registrant represents that the fees and expenses disclosed in the shareholder fee tables are current.

5.	Comment. In the shareholder fee tables under the question “How do the Funds’ fees and expenses compare?” because the expense reimbursement for Focus Growth will expire on March 31, 2017, less than a year following the effective date of the Registration Statement, please remove the expense reimbursement from the fee table. The expense reimbursement provision may remain in a footnote.

Response. The requested change has been made.

6.	Comment. For Class A shares of Long/Short, please explain why the expense ratio for the 12 months ended April 30, 2016 is lower than the expense ratio disclosed in the Fund’s semi-annual report, given the decline in net assets of Long/Short over the course of this period.

Response. The Class A Long/Short expense ratio is lower for the 12 months ended April 30, 2016 than the expense ratio set forth in the Fund’s semi-annual report as a result of the average net assets over the 12 month period being higher than the average net assets for the 6 month period captured in the semi-annual report. The net assets are declining so a period looking back further will have higher average net assets. Long/Short Class A average net assets for the semi-annual period were $22,649,435. For the prior 12 month period ended April 30, 2016, Long/Short Class A average net assets were $28,289,043.

7.	Comment. In the paragraph above the expense examples under the question “How do the Funds’ fees and expenses compare?” please disclose that examples assume the reinvestment of distributions as well as dividends.

Response. The relevant paragraph has been revised to read:

“The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Funds and each of Growth (pro forma) and Phineus (pro forma), assuming the Reorganizations take place, with the cost of investing in other funds. The examples assume a 5% average annual return and that you reinvest all of your dividends and distributions. The examples for Growth (pro forma) and Phineus (pro forma) also assume that the expense limitations are in place for the contractual period, but are not renewed upon their expiration. The following tables also assume that total annual operating expenses remain the same. The examples are for illustration only, and your actual costs may be higher or lower.”

8.	Comment. In the expense examples under the question “How do the Funds’ fees and expenses compare?” please indicate that pro forma expense examples are for the combined funds in each case.

Response. The requested change has been made.

9.	Comment. In the expense examples under the question “How do the Funds’ fees and expenses compare?” please provide calculations that were used to determine the numbers for the table captioned “Class B (Redemption).”

Response. The Registrant has added language in the section captioned “Distribution of Shares” under the subheading “Focus Growth Reorganization” to clearly disclose the CDSC charges applicable to Class B shares, particularly after years 3 and 5. Please see the response to comment 12.

10.	Comment. In the section captioned “Pro Forma Capitalization,” please update the “Adjustments” column in the table captioned “Capitalization of Focus Growth, Growth and Growth (Pro Forma)” so that combined adjustments in the “Shares Outstanding” section reflect the sum of each share class.

Response. The requested change has been made.

11.	Comment. In the section captioned “Pro Forma Capitalization,” please provide information for the table captioned “Capitalization of Long/Short, Phineus and Phineus (Pro Forma)” to reflect capitalization as of April 30, 2016 rather than June 30, 2016 in this response.

Response. The requested change has been made.

12.	Comment. In the section captioned “Distribution of Shares,” please update the second sentence of the second paragraph under the subheading “Focus Growth Reorganization” to clarify what is meant.

Response. The paragraph has been updated as noted below to delete the second sentence and to clarify the application of the CDSC to Class B shares:

“Class B shares are not subject to a front-end sales charge but are subject to a ~~5.00%~~ contingent deferred sales charge (“CDSC”) that declines over the years you own shares, and terminates completely after six years of ownership, measured from the first day of the month in which the shares were purchased. For any shares you sell within those six years you may be charged: 5.00% for the first year, 4.00% for the second year, 3.00% for the third and fourth years, 2.00% for the fifth year, and 1.00% for the sixth year. ~~if such shares are redeemed within one year of purchase. However, as Class B shares of Focus Growth and Growth are no longer available for purchase for new or existing investors, the impact of any sales charge is impacted accordingly.~~ For purposes of calculating the CDSC that you may pay when you dispose of any Class B shares acquired as a result of the Reorganization, the length of time you hold shares in Growth will be added to the length of time you held shares in Focus Growth. If you acquire Class B shares as a result of the Reorganization, you will not be subject to a CDSC upon subsequent redemption, since Class B shares have not been available for purchase for the past seven years. Class B shares are also subject to an ongoing distribution and/or services fee at an aggregate annual rate of up to 1.00% of the applicable Fund’s aggregate average daily net assets attributable to Class B shares. Class B shares convert to Class A shares after a period of eight years. Class B shares issued to shareholders of Focus Growth in connection with the Reorganization will continue to be subject to the CDSC schedule in place at the time of their original purchase. As noted above, as of July 31, 2009, Class B shares of Focus Growth and Growth are no longer available for purchase for new or existing investors, except from existing investors through reinvestment of dividends and/or capital gain distributions in Class B shares of the same Fund or by exchange of existing Class B shares held in another Calamos Fund.”

13.	Comment. In the pro forma financial information disclosed in the Statement of Additional Information, please indicate that Growth is accounting survivor in the reorganization of Focus Growth into Growth.

Response. The requested change has been made.

14.	Comment. In the section captioned “Narrative Description of the Pro Forma Effects of the Reorganization” in the Statement of Additional Information, please explain what is meant by “significant” when the Registrant discloses that it not anticipate “significant” portfolio repositioning in connection with the Reorganization of Long/Short into Phineus.

Response. The Adviser currently does not currently anticipate the need to reposition the portfolio in connection with the Reorganization of Long/Short into Phineus. The lead-in sentence to the tenth full paragraph under the section captioned “Narrative Description of the Pro Forma Effects of the Reorganization” in the Statement of Additional Information shall be amended to read as follows: “The Adviser currently does not anticipate ~~significant portfolio repositioning~~ the need to reposition the portfolio in connection with the Reorganization because the securities held by Long/Short currently substantially conform to the investment objective and investment strategies of Phineus or the Adviser will endeavor to do so before the Reorganization is consummated.”

15.	Comment. In the section captioned “How Each Reorganization Will Work,” please quantify the estimated portion of portfolio assets that each Target Fund is likely to dispose of in connection with its Reorganization.

Response. The Registrant has revised the fifth bullet point in the section captioned “How Each Reorganization Will Work” to state that the Adviser currently anticipates that less than 5% of portfolio assets of each Target Fund is likely to disposed of in connection with each Reorganization. The amended text reads as follows:

•	Each Target Fund may dispose of a portion of its portfolio assets in connection with its Reorganization. The Adviser currently anticipates that less than 5% of portfolio assets of each Target Fund is likely to be disposed of in connection with each Reorganization. Any such sales will cause such Target Fund to incur transaction costs and may result in a taxable distribution of gains to shareholders.

16.	Comment. Under the question, “How will the Reorganizations affect me?” please explicitly note that, while Phineus has a longer track record than Long/Short, it has a shorter record as a registered investment company.

Response. The requested change has been made.

17.	Comment. In the comparison of investment objectives under the question “How do the Funds’ investment objectives and principal investment strategies compare?” please consider presenting the comparison one Fund at a time.

Response. The Registrant respectfully declines to present the comparison one fund at a time, as it believes the side-by-side comparison is useful for shareholders and is consistent with the requirements of Form N-14.

18.	Comment. In the performance tables for Class A shares of Long/Short and Phineus, please update the formatting of the tables so that the tables are justified in a consistent manner.

Response. The requested change has been made.

19.	Comment. In the section captioned “Federal Income Tax Consequences,” please clarify whether Class R shareholders of Long/Short will face significantly different tax consequences as a result of their shares being converted into a different class of shares of Phineus as a result of the Reorganization.

Response. The following disclosure has been added at the end of the section captioned “Federal Income Tax Consequences”:

“Class R shareholders of Long/Short will receive Class I shares of Phineus in the Reorganization. Class R shareholders of Long/Short will not face significantly different tax consequences as a result of their shares being converted into a different class of shares of Phineus as a result of the Reorganization.”

In addition to this disclosure change, the Registrant respectfully notes that the only shareholder of Class R shares of Long/Short is Calamos Investments LLC. Therefore, the only shareholders that will be affected, if at all, is an affiliate of the Trust.

20.	Comment. In the section captioned “Control Persons and Principal Holders of Securities,” please describe the effect of any potential controlling shareholder on the voting rights of other security holders in each Reorganization.

Response. The Registrant will revise the disclosure as needed.

21.	Comment. In the section captioned “Control Persons and Principal Holders of Securities,” please note whether securities are owned of record, beneficially, or both.

Response. The Registrant will revise the disclosure as needed.

* * * * *

We hope that the foregoing responses adequately address your comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s Registration Statement that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ J. Christopher Jackson

J. Christopher Jackson

Vice President and Secretary

Calamos Investment Trust